Exhibit 99.1

Alpha Tau and MIM Software Announce Collaboration for Alpha DaRT Treatment Planning

JERUSALEM and CLEVELAND, Ohio, August 22, 2022 – Today, Alpha Tau Medical Ltd. (Nasdaq: DRTS) ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, and MIM Software Inc. (“MIM Software”), a leading global provider of medical imaging software, announced a collaboration between the two companies to provide treatment planning software for clinical sites using the Alpha DaRT therapy.

Under the terms of the agreement, the parties will collaborate on the use of MIM’s software suite, including MIM Symphony and MIMcloud®, for development of new features and support for the Alpha DaRT across multiple potential indications, integration into all clinical trials involving the Alpha DaRT, and bundling the MIM software with the Alpha DaRT for future commercial sales in territories where the Alpha DaRT and MIM’s software are both approved.

The MIM Symphony treatment planning software guides clinicians through an easy step-by-step process to place Alpha DaRT sources precisely and create a patient-personalized treatment plan. MIM’s proprietary image manipulation capabilities, including MIM ReSlicer, and process and data management with MIM Workflows and MIMcloud, allow MIM Symphony to support treatment planning flexibly across multiple disease sites. Versatile guidance capabilities, including the ability to create custom 3D-printed access devices, assist in Alpha DaRT placement for challenging targets.

“We are thrilled to be taking this next step in our longstanding relationship with MIM,” noted Uzi Sofer, CEO of Alpha Tau. “While working with MIM for the past few years, we have seen this software’s ability to make treatment planning simpler and more powerful for the clinicians using the Alpha DaRT, and we are very excited to integrate our technologies and deliver the best therapeutic care for cancer patients. We continue to see increasing response rates in our clinical trials, culminating in our most recent data release from our U.S. pilot study treating cutaneous cancers, where we observed a 100% complete response rates at 12 and 24 weeks after treatment. We believe that our improved treatment planning capabilities, including those developed with our colleagues at MIM, have played an important part in that achievement.” Alpha Tau Chief Operating Officer, Amnon Gat, added “Our experience with the MIM team has been fantastic, and has instilled confidence that we can continue to develop together new treatment planning methods and workflows for our pipeline indications such as cancers of the brain, pancreas and liver.”

“Our collaboration with Alpha Tau is an excellent opportunity for MIM to impact radiotherapy and patient outcomes” said Andy Nelson, CEO of MIM Software. “We are very pleased with the response rates and are excited to be involved in providing an enhanced patient experience with Alpha DaRT.” MIM Software Chief Scientific Officer, Jon Piper, added “It’s been wonderful working together with Alpha Tau towards improving outcomes for patients whose options are limited today. We are hopeful that the planning, quality assurance, and standardization that MIM provides will allow clinicians to realize the potential of this transformational modality.”

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About MIM Software Inc.

MIM Software is committed to enhancing patient care by providing customer-centered and innovative medical imaging and planning solutions in the fields of Radiation Oncology, Brachytherapy, Radiology, Nuclear Medicine, Urology, Neuroimaging, and Cardiac Imaging. The company’s products are used in over 5,000 centers worldwide.

MIM Software Inc. is a privately-held company headquartered in Cleveland, OH, with international offices in Beijing, Chengdu, and Brussels.

To learn more, visit mimsoftware.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

For Alpha Tau: IR@alphatau.com

For MIM: bcarruthers@mimsoftware.com